UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NU SKIN ENTERPRISES, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

67018T105

(CUSIP Number)

October 2, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]   Rule 13d-1(b)

[ x ]   Rule 13d-1(c)

[    ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67018T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,557,287
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,557,287
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,287
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 67018T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,895,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,895,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,895,495
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 67018T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000
	6	SHARED VOTING POWER 126,198
	7	SOLE DISPOSITIVE POWER 500,000
	8	SHARED DISPOSITIVE POWER 126,198
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,198
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 67018T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,148
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,148
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,148
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON IN

ITEM 1.	(a)	Name of Issuer:

Nu Skin Enterprises, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

75 West Center Street
Provo, UT 84601

ITEM 2.	(a)	Name of Person Filing:

(i) Prescott General Partners LLC (“PGP”)

(ii) Prescott Associates L.P. (“Prescott Associates”)

(iii) Thomas W. Smith

(iv) Scott J. Vassalluzzo

The joint filing of this statement shall not be deemed to be an admission that the filing persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

	(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

2200 Butts Road, Suite 320
Boca Raton, FL 33431

	(c)	Citizenship:

PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership. Each of Messrs. Thomas W. Smith and Scott J. Vassalluzzo is a United States citizen.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value

	(e)	CUSIP Number:

67018T105

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

	(a)	PGP – 2,557,287 shares; Prescott Associates – 1,895,495 shares; Thomas W. Smith – 626,198 shares; Scott J. Vassalluzzo – 61,148 shares.

	(b)	PGP – 4.3%; Prescott Associates – 3.2%; Thomas W. Smith – 1.0%; Scott J. Vassalluzzo – 0.1%.

	(c)	PGP, as the general partner of three private investment limited partnerships (including Prescott Associates), may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,557,287 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,895,495 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 500,000 and no shares, respectively. In their capacities as investment managers for certain managed accounts, Messrs. Smith and Vassalluzzo may be deemed to have the shared power to vote or to direct the vote of 126,198 and 61,148 shares, respectively, and to dispose or to direct the disposition of 126,198 and 61,148 shares, respectively. Voting and investment authority over managed accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2014

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G, dated October 10, 2014, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: October 10, 2014

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

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